

May 8, 2009

Room 7010

Barry C. Safrit
Senior Vice President, Finance and Administration, Chief Financial Officer
Bassett Furniture Industries Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re:** **Bassett Furniture Industries Incorporated**
> **Form 10-K for Fiscal Year Ended November 29, 2008**
> **Definitive Proxy Statement Filed March 23, 2009**
> **File No. 000-00209**

Dear Mr. Safrit:

We have reviewed your response dated April 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

**Form 10-K for the year ended November 29, 2008**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 16

1. We note your proposed changes to the discussion of reserves for accounts receivable and notes receivable and your assessment of these accounts in the current economic environment. In the liquidity section of your Form 10-Q for February 28, 2009, you disclose that you have had to convert trade accounts receivables to long-term interest bearing notes and expect additional conversions. Please revise future filings to discuss the nature and terms of these conversions, including how you determine when you will convert these receivables, which receivables you convert, maturity dates and interest rates of each of these notes. Further discuss in your policy note and in your liquidity section whether or not bad debt charges were recorded upon the conversion of any of these accounts receivables. It is our understanding that these receivables were converted because they were identified as uncollectible under the current terms of the trade

receivable.  Tell us how you considered the guidance in paragraphs 8 and 9 of SFAS 114 when determining whether or not the receivables were impaired prior to the conversion.  For example, note 8 in your Form 10-Q for February 18, 2009 discusses a licensee that you acquired on December 5, 2008, which was funded through existing accounts receivables.  Clarify whether or not these receivables were assessed for impairment prior to your December 5, 2008 acquisition and if so, tell us how you determined that no impairment was necessary.  In your response to this letter, please provide a detailed description of proposed future disclosure.

2. Please expand your inventory policy to discuss the nature of the inventory that had reserves recorded during each period.  Quantify the amount of inventory that remains for the inventory items that have reserves allocated to them and discuss the facts and circumstances surrounding management's determination of the amount of write downs recorded each period.  Please provide a robust discussion of your inventory valuation methods and underlying assumptions.  Additionally, tell us what consideration was given to disclosing your inventory reserve account activity in your Schedule II, as required in Rule 12-09 of Regulation S-X.

Liquidity and Capital Resources, page 25

3. We note your substantial negative operating cash flows over the past several years and the most recent interim period and that these deficits have been funded by liquidation of your investment portfolio and dividends from IHFC, which no longer will be a significant source of funds.  Considering your 28% decrease in first quarter 2009 sales, anticipated 2009 restructuring charges you discuss in MD&A, it appears your 2009 operating cash flow deficit will exceed last year's deficit.  Therefore, we believe your liquidity section should be revised to address the following issues in order to enhance an investor's understanding of your ability to meet your cash requirements over the next twelve months:

- Your accounts receivable and notes receivable balances are material to earnings, cash flow and liquidity and directly impacts your net worth covenant compliance.  Please provide, in future filings, the activity in your accounts receivable and notes receivable valuation allowance accounts for each interim period presented.  Refer to Rule 10-01(a)(5) of Regulation S-X;

- Your response to prior comment 5 and revised critical accounting policy for Allowance for Accounts and Notes Receivables indicates that you perform an overall aging analysis on a quarterly basis which evaluates collectability based on financial condition, your collateral position and future plans with the licensees.  Supplementally provide us with your February 28, 2009 analysis and revise future filings to discuss the results of this analysis in your liquidity section;

- You disclose in your Form 10-Q for February 28, 2009 that you expect to close ten to twelve underperforming stores.  Quantify the amount of assets related to these stores, including receivables, lease and loan guarantees, inventory and fixed assets.  Tell us whether or not your plan to close these stores was considered in your quarterly evaluation of accounts receivable and note receivable collectability and your bad debt reserve at November 29, 2008 and February 28, 2009.

- You discuss on page 18 that certain of your licensees are having trouble generating sufficient cash flow in their businesses. Tell us how many of your licensees are having trouble and if these licensees are included in the ten to twelve licensees that you plan to close in 2009. Quantify the amount of assets related to these stores, including receivables, lease guarantees, inventory and fixed assets. Tell us how much you would be expected to pay, for guaranteed leases and loans, in the next twelve months, if any of these licensees with cash flow troubles defaulted. In Note 9 of your Form 10-Q for February 28, 2009, you disclose your contingent liabilities with respect to these loan guarantees and lease obligations. Tell us how many licensees are included in these contingent lease and loan obligations, the plans for these licensees and whether or not they are currently included in your plan to close ten to twelve underperforming stores.

- Revise your liquidity section to further describe changes in your inventory and accounts receivable balances because these working capital accounts have significantly impacted your cash flows and liquidity. Revise to discuss the ratio of your inventory reserve to reserve for each period presented and the reasons for year over year changes. Further explain why your receivable balance increased during the first quarter of 2009,when sales were down.

- We note that you did not pass your covenants on the revolving credit facility at November 28, 2008,and your liquidity discussion in your first quarter 2009 Form 10-Q indicates it is probable your tangible net worth will decline below the required amount of $118,000. Please tell us how you determined long term classification of this debt was appropriate and how you considered the guidance in SFAS 78 and EITF 86-30.

In your response to this letter, please provide a detailed description of proposed future disclosure.

**Definitive Proxy Statement Filed March 23, 2009**

Compensation Discussion and Analysis, page 10
Elements of our Executive Compensation Program, page 11
Annual Performance Bonuses, page 12

4. We note the following disclosures on page 12:
   - "For fiscal 2008, no performance bonus awards were granted to three of our named executives, as discussed further below. The remaining two named executives were granted awards that were based entirely on the operating incomes of the respective divisions for which they are responsible."
   - "No performance-based cash bonuses were paid to our executive officers for fiscal 2008 because the threshold performance targets were not met."

Please reconcile these apparently inconsistent statements. In addition, based on the information in the summary compensation table on page 15, it appears that only Mr. Camp received a cash bonus for FY2008.

Outstanding Equity Awards at Fiscal Year-End, page 17

5. Please provide us with the vesting information required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dieter King, at (202) 551- 3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief